SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2016. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Press release regarding the Company’s unaudited
consolidated financial results for the nine (9) months
ended September 30, 2017;
2. Officer Appointment and Promotions; and
3. Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock.

Exhibit 1

November 9, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2017.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

November 9, 2017

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2017.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,721 As of September 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 9, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT INC.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Press Release

CONSOLIDATED CORE INCOME IN 9M2017 IS 7% HIGHER AT PHP23.2 BILLION
REPORTED NET INCOME REACHED PHP21.9 BILLION,
38% HIGHER THAN LAST YEAR

RECURRING CORE INCOME OF PHP17.4 BILLION UP 5% YEAR-ON-YEAR,
FULL YEAR GUIDANCE ON CORE INCOME RAISED TO PHP22 BILLION

3Q2017 SERVICE REVENUES UP SLIGHTLY VS 2Q2017 AT PHP36.1 BILLION, AND STABLE VS 3Q2016

9M2017 HOME SERVICE REVENUES GREW 12% TO PHP24.3 BILLION;
ENTERPRISE SERVICE REVENUES INCREASED 11%
TO PHP25.3 BILLION

9M2017 WIRELESS INDIVIDUAL SERVICE REVENUES DOWN 14% TO PHP44.2 BILLION

CONSOLIDATED EBITDA (NET OF EXCEPTIONAL EXPENSES) ROSE 11% TO PHP50.7 BILLION;
FIXED LINE EBITDA IS 18% HIGHER

WIRELESS EBITDA ROSE 5% YEAR-ON-YEAR TO PHP25.6 BILLION

CONSOLIDATED EBITDA MARGIN ROSE TO 43% FROM 38% LAST YEAR

DATA, BROADBAND AND DIGITAL SERVICES CONTRIBUTE 46% TO TOTAL CONSOLIDATED SERVICE REVENUES

COMBINED SERVICE REVENUES OF HOME AND ENTERPRISE
SURPASS WIRELESS INDIVIDUAL REVENUES

MANILA, Philippines 9th November 2017 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first nine (9) months of 2017 with Consolidated Service Revenues (net of interconnection costs) at Php107.3 billion. Though 4% lower year on year, the trend of service revenues is encouraging, with third quarter service revenues of Php36.1 billion — the highest level in the last four (4) quarters. Third quarter service revenues in 2017 were stable versus the same period last year and 1% higher versus the previous quarter. Similarly, quarter on quarter comparison of other indicators provide further indications that the overall business is stabilizing.

In terms of business units, PLDT Home and Enterprise continue to set the pace for service revenues, posting double-digit growth rates in the first nine (9) months of 2017. Net of interconnection expenses, Home revenues grew 12% to Php24.3 billion, while Enterprise revenues increased 11% to Php25.3 billion. Quarter-on-quarter, Home and Enterprise’s combined revenues rose 5% and 2%, respectively.

The Wireless Individual Business posted Php44.2 billion in service revenues – 14% lower than the first three (3) quarters of 2016. Revenues in the third quarter of Php14.6 were lower by 2% from the previous quarter due to seasonality.

Home and Enterprise combined now account for 47% of revenues, surpassing the 41% contribution of the Wireless Individual business.

Consolidated EBITDA for the first nine (9) months of 2017 reached Php49.1 billion, 7% higher than the same period last year. This improvement in EBITDA is due to rigorous expense management and significant reductions in subsidies and provisions amounting to Php9.9 billion. Excluding the Php1.6 billion in MRP costs booked in the period, EBITDA stood at Php50.7 billion, 11% higher than the same period in 2016. Both Fixed Line and Wireless posted improvements in EBITDA, with Fixed Line growing 10% to Php22.4 billion (or 18% to Php23.9 billion excluding MRP expenses) while Wireless rising 5% to Php25.6 billion.

Consolidated EBITDA Margin stood at 43%, higher than the 38% recorded in the same period last year. Excluding MRP expenses, EBITDA Margin was at 45%.

Consolidated Core Income for the period amounted to Php23.2 billion, 7% higher than last year’s figure. This result includes gains from the sale of our shares in Beacon Electric (Php6.9 billion) and SPi technologies (Php1.4 billion).

Excluding gains from the sale of these assets, EBITDA adjustments (including MRP expenses), accelerated depreciation, and related tax adjustments, Recurring Core Income stood at Php17.4 billion, 5% higher year-on-year, and in line with the revised full year guidance of Php22.0 billion.

Reported net income amounted to Php21.9 billion, 38% higher than last year.

As of end-September 2017, Consolidated Net Debt amounted to US$2.8 billion. Net Debt to EBITDA stood at 2.19x, an improvement from 2.36x as of end-2016 due largely to the sale of PLDT’s remaining shares in Beacon Electric Asset Holdings Incorporated (Beacon). Gross debt totaled US$3.5 billion, of which 21% is US dollar- denominated following the peso refinancing of the 8.35% US$ bond in March 2017. Only 9% of total debt is unhedged, taking into account available US dollar cash and hedges allocated for debt.

As of end-September 2017, PLDT investment grade ratings remain unchanged from year-end 2016.

“We are pleased to see the sustained improvement in most of our metrics, be they financial or operational. The rising and sustained strength of our Home and Enterprise businesses is particularly heartening. Our Wireless Individual business, while stabilizing, requires more effort towards operational improvements and efficiencies. We are mindful that progress in this space will take some time,” said Manuel V. Pangilinan, Chairman and CEO of PLDT and Smart Communications.

Data and Broadband are key growth drivers

Data, Broadband and Digital Platforms combined were the key growth drivers for all business groups – Home, Enterprise and Wireless Consumer. Net of interconnection costs, this cluster of service revenues grew 11% to Php49.6 billion, representing 46% of the total revenues. Mobile internet revenues climbed 17% to Php14.7 billion, Corporate data and data center revenues increased 16% to Php14.5 billion and Home broadband revenues rose 16% to Php14.9 billion.

Data and broadband accounted for 62% of fixed line service revenues and 36% of wireless service revenues, up from 59% and 30%, respectively, in the first nine (9) months of 2016.

“Data usage is driving all our businesses and we recognize that superior infrastructure is a key variable to providing the best data experience. We are therefore stepping up our investments in the next few years to ensure that our customers – whether individuals or companies – enjoy that experience via whatever device they are on, wherever they may be,” said Ernesto R. Alberto, PLDT Group Chief Revenue Officer.

Wired and Wireless Network Roll-outs

During the period under review, PLDT aggressively rolled out its fiber optic cable facilities (fiber-to-the-home or FTTH) to serve residences and offices in more areas of the country.

Under its Smart Fibr Cities program, PLDT expanded the reach of its FTTH services in south and east Metro Manila, adding over 370,000 fiber links that can deliver world-class internet service to residences and offices.

The footprint of PLDT’s fiber network is on track to reach approximately 4 million homes passed by end-2017, up from 2.8 million as of end-2016.

Our deployment of V-fiber using hybrid technologies such as VDSL and G.fast — used extensively in Germany and South Korea — to deliver fiber speeds over copper lines to residences and offices. These new technologies provide our Fixed Line business with additional internet capabilities to home and offices alike.
Meantime, Smart is pursuing its three-year program to roll out 3G/LTE in 90% of the country’s cities and municipalities. “As of end-September, we have completed Metro Cebu and we are more than halfway through in Metro Manila,” said Mario G. Tamayo, PLDT and Smart Senior Vice President for Network Planning and Engineering.

Earlier, Smart had completed the deployment of new LTE facilities as well as additional 3G and 2G base stations in Metro Davao and the resort island of Boracay.

Smart’s network enhancement program is already benefiting its customers through better LTE and 3G coverage, particularly indoors, and faster data speeds. Internal tests show that Smart’s LTE service is posting average download speeds ranging from about 21.5 Mbps in areas of north Metro Manila to around 14.4 Mbps in areas of south Metro Manila where new LTE base station facilities have already been installed.

These internal tests were corroborated by the results of the latest Open Signal study published in October 2017 which reported that the availability of Smart’s LTE in the National Capital Region (NCR) had increased from 42% at the start of 2017 to 71% at the end of September 2017. The same report shows that Smart has overall lead in LTE speeds in the Philippines and, more specifically, in NCR and South Luzon.

In addition to Boracay, Smart activated 4 component carrier (4CC) aggregation in Marikina last September with download speeds reaching 350 Mbps, increase in data traffic by 15%, with significant improvements in all other voice and data KPIs.

Side by side its LTE expansion program, Smart is rolling out its Smart WiFi service in high-traffic public places all over the country. In the second quarter of 2017, Smart participated in the EDSA Free WiFi Project initiated by the Department of Information and Communications Technology (DICT) by installing carrier-grade WiFi coverage in thirteen (13) stations of MRT3 in Metro Manila. It is also rolling out this service in all the terminals of LRT1.

This is in line with Smart’s program to provide high-speed WiFi in transportation hubs. Since last year, Smart has equipped 28 major airports, 20 bus terminals and 11 seaports with carrier-grade WiFi. Smart is also bringing WiFi to schools, Government buildings, hospitals, malls and entertainment centers. At the end of September 2017, there were 45 “Smart Spots” – providing high-speed WiFi – to around 446 restaurants and other establishments in different parts of the country.

“Our goal is to provide our subscribers with an array of options to access high-quality data services whether they be at home, at work, or on the go. And we are prepared to go to extra lengths, on all our networks and platforms, to make this happen,” said Pangilinan said.

“Our full year capex guidance remains at Php38 billion in 2017, with about another Php15 billion committed already this year, but which we forecast will be finished in 2018. We will continue to ramp up our capital investments in the near-term as we are determined to have the best network,” added Pangilinan.

Beyond solutions selling

With more powerful networks at hand, PLDT and Smart are offering richer data content and services.

In June, PLDT launched its Roku-powered TVolution box, an all-in-one, plug-and-play entertainment solution that delivers popular films from iflix and Netflix, as well as content from Cignal TV, YouTube and over 100 other video streaming channels.

“We have also launched a Fibr TV Plan to drive adoption of Cignal TV with PLDT Home broadband subscribers,” said PLDT First Vice President and Head of Consumer Business – Market Development Oscar Enrico Reyes, Jr.

To amplify the WiFi signal of its Fibr service, PLDT also launched the Whole Home WiFi plan which extends wireless data coverage within residences.

Early this year, TNT introduced LTE-enabled SIMs, opening the door to high-speed data to TNT subscribers. Starting October, LTE SIMs have also been made available to Sun customers as well. New offers have also been opened up to Sun subscribers to ensure that they also benefit from enhanced data offerings, the latest being the Sun Big Time Plan 599 which comes with a free Samsung J2 Prime LTE smartphone and a monthly allocation of 2GB data, unlimited calls and texts to Sun, and 500 texts to other networks.

For PLDT Enterprise, its clear leadership in digital infrastructure has powered its growth in recent years. This has enabled the Enterprise group to deliver to clients high-bandwidth, reliable, and secure connectivity augmented by the largest network of data centers in the country. This has become the bedrock of the digital transformation initiative of many enterprises.

This capability has enabled the PLDT Group to partner with global companies in delivering digital and cloud solutions to the market. In the first half of 2017, for example, PLDT tied up with global IT leader Cisco to offer next-generation business solutions, starting with intelligent WiFi connectivity for large and small companies.

 “PLDT’s quality leadership, in both technology and expertise, has won us the confidence of enterprise customers, making us not just service providers but partners in their efforts to be industry leaders,” said Juan Victor Hernandez, Senior Vice President and Head of PLDT and Smart Enterprise.

Voyager Innovations

Meanwhile, Voyager Innovations continues to lead the way in enabling consumers and enterprises to access the digital life with its unique and comprehensive suite of interlocking platforms.

Its financial services arm, PayMaya Philippines, is the leading non-bank payments company in the country, offering the widest range of payment services from issuance of e-wallet accounts to consumers via the PayMaya mobile app, PayMaya in Messenger, and physical cards; payment solutions for merchants via PayMaya Checkout, PayMaya QR and PayMaya Touch; as well as remittance services with Smart Padala.

To further open up e-wallet adoption in the Philippines, PayMaya collaborated with Facebook to introduce PayMaya in Messenger. Launched last September, the service allows anyone with a Philippine mobile number to easily create a PayMaya account, send money, buy telco load or pay for bills via the messaging app. In August, PayMaya QR, the country’s first QR code payment feature, was made commercially available. In October, PayMaya QR was deployed nationwide, starting with all Smart Stores and select merchants in WiFi-powered Smart Spots.

PayMaya Business is now the largest mobile payments acquirer in the country, enabling companies such as Lazada, Philippine Airlines, Cebu Pacific, McDonalds, Domino’s Pizza, Smart, Meralco and Metro Pacific Tollways Corporation to accept card payments. PayMaya Business combined with Voyager’s digital commerce arm TackThis! is helping over 1,400 SMEs and enterprises transition to the digital economy.

On the financial technology side, Voyager’s FINTQnologies (FINTQ) has the most extensive digital lending footprint nationwide, with close to Php25 billion in loans disbursed since it started in 2015. In September, its digital lending platform Lendr was recognized by the Asian Banker as the Philippine’s Consumer Finance Product of the Year, the first fintech initiative to win such an award. FINTQ recently introduced iNVSTR, the country’s first digital micro-investment platform. To further help accelerate financial inclusion, FINTQ and its sectoral partners launched KasamaKA, a grassroots-based income and community builder program, last September at an event supported by the Bangko Sentral ng Pilipinas and the Securities and Exchange Commission.

To enable enterprises to reach and engage more customers, Voyager’s Hatch offers marketing technology solutions such as sponsored internet access via freenet, insights-driven advertising, sachet rewards for CRM, messaging, and chatbot. It counts close to 300 companies such as Okada, Unilever, Ford, Meralco, S&R, Transcom, Shell, Security Bank, and Shopee as clients.

“As we bridge the digital divide, we continue to equip the unconnected, unbanked and underserved markets with homegrown innovations in the areas of financial services, eCommerce, and marketing technologies. These enabling platforms are relevant not just for the Philippines but also for other emerging markets in Southeast Asia and beyond.” said Orlando B. Vea, President and CEO at Voyager Innovations.

Conclusion

“Looking at the overall industry numbers, one can see that the fixed line business grew by 9%, fueled by data. That growth in what has been conventionally regarded as an extinct business has ceased to be a surprise to us. We are extremely pleased that we outpaced the industry again, as we grew our overall Fixed Line business by 11%. We enjoy as well better EBITDA margins from the Fixed Line side. It is essential that we extend our market leadership on this front, which now stands at about 67%.

On the flip side, the mobile industry appears to have shrank somewhat — revenues are down 4%. This is of course a cause for some concern and we aim to address that by pursuing our network investments and ensuring that our various strategic initiatives take hold.

All that said, we continue to produce better financial metrics, in particular, our EBITDA and Net Income margins. This ability to remain financially efficient is a must as we await the resurgence of our Wireless business.

With two months to go before the end of the year, we have a firmer handle of what the full year results are likely to be. While we have revised our EBITDA guidance to Php68.0 billion from Php70.0 billion, we raise our Recurring Core Income guidance (before exceptionals) to Php22.0 billion from Php21.5 billion. Core Net Income for the full year is likely to come in broadly similar to last year’s level,” Pangilinan said.

XXX

			PLDT Consolidated
		Year-on-Year			Year-on-Year
(unaudited)	9M2017	9M2016	% Change	3Q2017	3Q2016	% Change
Total revenues	119,066	125,386	(5%)	40,051	40,102	-
Service revenues (a)	113,029	118,932	(5%)	37,646	38,328	(2%)
Expenses (b)	96,495	103,093	(6%)	33,749	33,447	1%
Income before Income Tax	27,878	22,160	26%	7,141	5,028	42%
Provision for Income Tax	5,936	6,260	(5%)	1,760	1,614	9%
Net Income — Attributable to Equity Holders of PLDT	21,878	15,865	38%	5,360	3,402	58%

Core income (c)	23,189	21,736	7%	5,762	4,036	43%

Core income (recurring) (d)	17,355	16,551	5%	5,473	4,763	15%
EBITDA	49,129	45,717	7%	17,119	14,959	14%

EBITDA (ex-MRP) (e)	50,718	45,717	11%	17,199	14,959	15%
EBITDA Margin	43%	38%		45%	39%
EBITDA (ex-MRP) (e)	45%	38%		46%	39%
EPS (based on net income — attributable to equity holders of PLDT)
EPS, Basic	101.06	73.22	38%	24.74	15.67	58%
EPS, Diluted	101.06	73.22	38%	24.74	15.67	58%
EPS (based on Core Income)
EPS, Basic	107.12	100.42	7%	26.59	18.64	43%
EPS, Diluted	107.12	100.42	7%	26.59	18.64	43%
(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	113,029	118,932	(5%)	37,646	38,328	(2%)
Interconnection costs	5,712	7,102	(20%)	1,559	2,268	(31%)
Service Revenues, net of interconnection costs	107,317	111,830	(4%)	36,087	36,060	-

(b) Expenses includes Interconnection Costs
(c) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, and asset impairment.
(d) Core income excluding gain from asset sales, MRP expenses, and related tax adjustments
(e) EBITDA excluding the P1.6bn MRP expenses booked in 9M2017 (P0.1bn in 3Q2017)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at September
	30,	As at December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment	187,521	203,188
Investments in associates and joint ventures	50,532	56,858
Available-for-sale financial investments	14,395	12,189
Investment in debt securities and other long-term investments – net of
current portion	150	374
Investment properties	1,592	1,890
Goodwill and intangible assets	69,763	70,280
Deferred income tax assets – net	25,398	27,348
Derivative financial assets – net of current portion	236	499
Prepayments – net of current portion	6,167	7,056
Advances and other noncurrent assets – net of current portion	14,337	9,473

Total Noncurrent Assets	370,091	389,155

Current Assets
Cash and cash equivalents	25,368	38,722
Short-term investments	8,669	2,738
Trade and other receivables	29,541	24,436
Inventories and supplies	3,720	3,744
Current portion of derivative financial assets	211	242
Current portion of investment in debt securities and other long-term investments	356	326
Current portion of prepayments	7,244	7,505
Current portion of advances and other noncurrent assets	7,192	8,251

Total Current Assets	82,301	85,964

TOTAL ASSETS	452,392	475,119

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Perpetual notes	4,200	–
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,361	130,488
Retained earnings	9,214	3,483
Other comprehensive loss	(20,288)	(20,894)
Total Equity Attributable to Equity Holders of PLDT	118,585	108,175
Noncontrolling interests	299	362

TOTAL EQUITY	118,884	108,537

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at
	September 30,	As at December 31,
	2017	2016
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	159,257	151,759
Deferred income tax liabilities – net	3,324	3,567
Derivative financial liabilities – net of current portion	7	2
Customers’ deposits	2,438	2,431
Pension and other employee benefits	10,852	11,206
Deferred credits and other noncurrent liabilities	9,027	15,604

Total Noncurrent Liabilities	184,905	184,569

Current Liabilities
Accounts payable	41,577	52,950
Accrued expenses and other current liabilities	88,346	92,219
Current portion of interest-bearing financial liabilities	15,625	33,273
Provision for claims and assessments	897	897
Dividends payable	1,680	1,544
Current portion of derivative financial liabilities	78	225
Income tax payable	400	905

Total Current Liabilities	148,603	182,013
TOTAL LIABILITIES	333,508	366,582

TOTAL EQUITY AND LIABILITIES	452,392	475,119

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)
REVENUES
Service revenues	113,029	118,932	37,646	38,328
Non-service revenues	6,037	6,454	2,405	1,774

	119,066	125,386	40,051	40,102

EXPENSES
Depreciation and amortization	25,547	22,603	10,218	8,028
Compensation and employee benefits	17,870	15,078	5,445	5,014
Repairs and maintenance	9,555	10,905	3,394	3,655
Professional and other contracted services	8,550	6,603	3,012	2,295
Cost of sales	7,829	13,982	2,675	3,337
Interconnection costs	5,712	7,102	1,559	2,268
Rent	5,067	4,795	1,795	1,604
Selling and promotions	4,682	6,441	1,700	2,194
Asset impairment	3,805	7,533	1,557	2,570
Taxes and licenses	2,836	3,008	897	935
Cost of services	1,871	1,238	446	365
Insurance and security services	1,212	1,289	437	377
Communication, training and travel	836	984	263	345
Amortization of intangible assets	622	821	210	277
Other expenses	501	711	141	183

	96,495	103,093	33,749	33,447

	22,571	22,293	6,302	6,655

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	2,734	1,477	1,585	542
Interest income	1,023	743	412	271
Gains on derivative financial instruments – net	650	511	292	689
Foreign exchange losses – net	(787)	(1,434)	(308)	(1,511)
Financing costs – net	(5,628)	(5,430)	(1,829)	(1,810)
Other income – net	7,315	4,000	687	192

	5,307	(133)	839	(1,627)

INCOME BEFORE INCOME TAX	27,878	22,160	7,141	5,028
PROVISION FOR INCOME TAX	5,936	6,260	1,760	1,614

NET INCOME	21,942	15,900	5,381	3,414

ATTRIBUTABLE TO:
Equity holders of PLDT	21,878	15,865	5,360	3,402
Noncontrolling interests	64	35	21	12

	21,942	15,900	5,381	3,414

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	101.06	73.22	24.74	15.67
Diluted	101.06	73.22	24.74	15.67

Certain expenses in 2016 were reclassified to conform with the current presentation

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No: 816-8213 Fax No: 844-9099	Tel No: 816-8024 Fax No: 810-7138	Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

November 9, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

November 9, 2017

SECURITIES & EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,721 As of September 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 9, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 9, 2017:

1.	The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective November 9, 2017:

Name	From	To

1. Oscar Enrico A. Reyes, Jr.	FVP and Head of Consumer Business – Market Development	SVP and Head of Consumer Business-Market Development

2. Victor Y. Tria	VP and Head of Corporate Business	FVP and Head of Corporate Business

3. Gary F. Ignacio	AVP and Head of Corporate Business Solutions	VP and Head of Corporate Business Solutions

4. John Henri C. Yanez	AVP and Head of HOME Marketing	VP and Head of HOME Marketing

5. Czar Christopher S. Lopez	AVP and Head of Innovation	VP and Head of Innovation

6. Ariel G. Aznar	AVP and Head of Facilities Management	VP and Head of Facilities Management

7. Silverio S. Ibay, Jr.	AVP and Head of Spend Management Accounting	VP and Head of Spend Management Accounting

8. Maria Christina C. Semira	AVP and Head of Subsidiaries & Affiliates Finance — 1	VP and Head of Subsidiaries & Affiliates Finance — 1

2.	The Board confirmed the appointment of Ms. Annette Yvette W. Tirol as First Vice President and Head of Loyalty and Rewards Management, effective July 1, 2017.

Ms. Annette Yvette W. Tirol worked with the Tanco Group of Companies in the field of insurance services before she assumed her post as Head of Loyalty and Rewards Management. She started her career in Citibank, N. A. where she gained ten years of experience in the areas of retail banking across sales, marketing, credit and branch banking. Subsequently, she worked in the retail banking business arm of Hongkong and Shanghai Banking Corporation for eight years, where she was appointed as Retail Banking and Wealth Management Head. Ms. Tirol obtained her Economics Degree from De La Salle University and was awarded as one of the 10 outstanding students (TOC TOYM). She received her Master’s Degree in Business Administration with honors from Boston College, Massachusetts.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

November 9, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

November 9, 2017

SECURITIES & EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,726 As of August 31, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 9, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 9, 2017, the Board declared a cash dividend in the total amount of 12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2017, payable on December 15, 2017 to the holder of record on November 28, 2017.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2017, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

November 9, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 9, 2017